U-f 2-28-02



02005023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECEIVED
FEB 25 2002
SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45370

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Gateway Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4565 Colorado Blvd.
(No. and Street)

Los Angeles	California	90039-1103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Bettfreund, President and Chief Operating Officer — (818) 549-3241
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

350 South Grand Avenue	Los Angeles	California	90071-3462
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See*

OATH OR AFFIRMATION

I, John Bettfreund, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supplemental schedule pertaining to Gateway Investment Services, Inc., as of December 31, 2001 and for the year then ended, are true and correct. I further swear (or affirm) that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

State of California
County of Los Angeles } ss.

Subscribed and sworn to before me on January 28, 2002.

President and Chief Operating Officer
Title

NOTARY SEAL **NOTARY SIGNATURE**




SUSANA RUIZ
COMM. #1283543
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
My Comm. Expires November 9, 2004

This report * contains (check all applicable boxes):

(x) (a) Facing Page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Income.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Shareholder's Equity.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
(x) (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
( ) (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
( ) (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
( ) (j) A Reconciliation, including appropriate explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (1) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report (not required).
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Supplemental report on internal control (Filed concurrently and included in the Public report as a separate document)

* For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

GATEWAY INVESTMENT SERVICES, INC.
(SEC I.D. 8-45370)


SEC MAIL
RECEIVED
FEB 2 5 2002
SECTION

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2001 AND
INDEPENDENT AUDITORS' REPORT AND SUPPLEMENTAL REPORT ON
INTERNAL CONTROL

PUBLIC DOCUMENT

Filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

Deloitte & Touche LLP
Suite 200
350 South Grand Avenue
Los Angeles, California 90071-3462

Tel: (213) 688-0800
Fax: (213) 688-0100
www.us.deloitte.com

Deloitte & Touche


SEC MAIL PROCESSING
RECEIVED
FEB 25 2002
352
SECTION

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholder of
Gateway Investment Services, Inc.:

We have audited the accompanying statement of financial condition of Gateway Investment Services, Inc. (the "Company") as of December 31, 2001 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Gateway Investment Services, Inc. at December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

January 25, 2002

GATEWAY INVESTMENT SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$ 961,128
Commissions and fees receivable	192,008
Furniture and equipment (net of accumulated depreciation of $146,592)	147,500
Deferred tax asset	73,242
Other assets	9,242
TOTAL	$ 1,383,120

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:	
Accounts payable and accrued liabilities	$ 247,037
Due to Parent	198,480
Total liabilities	445,517
SHAREHOLDER'S EQUITY:	
Common stock, $1 par value; 50,000 shares authorized; 50 shares issued and outstanding	50
Additional paid-in capital	49,950
Retained earnings	887,603
Total shareholder's equity	937,603
TOTAL	$ 1,383,120

See notes to statement of financial condition.

1. ORGANIZATION

Gateway Investment Services, Inc. (the "Company") was purchased on July 31, 1994 by Fidelity Federal Bank (the "Affiliated Bank"). In May 1996, Bank Plus (the "Parent") purchased from the Affiliated Bank all the outstanding capital stock of the Company. As a result, the Company became a wholly owned subsidiary of the Parent. On December 31, 2001, the Parent was purchased by FBOP Corporation. The acquisition of the Parent by FBOP Corporation had no impact on the Company's statement of financial condition. The Company was incorporated in California in October 1989 and became a registered broker-dealer on October 14, 1993 under the Securities Exchange Act of 1934.

As a member of the National Association of Securities Dealers, Inc. ("NASD"), the Company provides investment counseling services and offers securities products, such as mutual funds and fixed and variable annuities.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The accompanying statement of financial condition is presented on the accrual basis of accounting. Commission revenues and expenses are recorded on the trade date. Distribution fees are accrued monthly. Annuity transactions are settled directly with the individual insurance companies when policies are issued. Securities transactions are executed and cleared by the Company on a daily basis pursuant to Rule 15c3-3 paragraph (k)(2)(i).

Cash and Cash Equivalents - Time deposits that have original maturities of three months or less are carried at cost, which approximates fair value, and are considered cash equivalents.

Furniture and Equipment - Furniture and equipment are recorded at cost and depreciated on a straight-line basis over their estimated useful lives, generally three to ten years.

Use of Estimates - The preparation of the accompanying statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Concentration of Credit Risk - In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities and financial instrument transactions. These activities may expose the Company to off-balance-sheet credit risk in the event the customer is unable to fulfill its contracted obligations.

3. RELATED-PARTY TRANSACTIONS

The Company maintains registered representatives in branches of the Affiliated Bank. The Affiliated Bank is responsible for the processing of accounting data, preparation of the monthly financial statements, and payment of certain administrative services for the Company. At December 31, 2001, $195,454 due to the Affiliated Bank in connection with these services was included in Due to Parent in the accompanying statement of financial condition.

4. EMPLOYEE BENEFIT PLAN

The Company participates with the Parent and certain affiliates in a 401(k) defined contribution plan available to all employees who have been with the Company for one year and have reached the age of 21. Employees may generally contribute up to 15 percent of their salary each year, and the Company matches 50 percent up to the first 6 percent contributed by the employee.

5. INCOME TAXES

The Company's results are included in the consolidated federal income tax and the California franchise tax returns filed by its Parent. The Company is allocated income taxes based on the separate return method. Income taxes are provided for current taxes payable or refundable and temporary differences arising from the future tax consequences of events that have been recognized in the Company's balance sheet or income tax returns. The effects of income taxes are measured based on enacted tax laws and rates.

The deferred tax asset at December 31, 2001 consists primarily of the federal tax effect of California franchise taxes.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule, which requires that the Company maintain minimum net capital, as defined, and may not permit its aggregate indebtedness, as defined, to exceed 15 times its net capital.

At December 31, 2001, the Company's net capital was $646,966, which was $596,966 in excess of the amount required to be maintained, and the ratio of aggregate indebtedness to net capital was .69 to 1.

7. RESERVE REQUIREMENTS FOR BROKERS OR DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(i) of such Rule) under the Securities Exchange Act of 1934, because it carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker-dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers, and effectuates all financial transactions between the Company and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers."

* * * * * *

Deloitte & Touche LLP
Suite 200
350 South Grand Avenue
Los Angeles, California 90071-3462

Tel: (213) 688-0800
Fax: (213) 688-0100
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT PUBLIC ACCOUNTANTS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

January 25, 2002

To the Board of Directors and Shareholder of
Gateway Investment Services, Inc.:

In planning and performing our audit of the financial statements of Gateway Investment Services, Inc. (the "Company") for the year ended December 31, 2001 (on which we issued our report dated January 25, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities and Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP